UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

FONU2, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

30255C 102

(CUSIP Number)

Jody M. Walker, Attorney At Law

7841 South Garfield Way

Centennial, CO 80122

(303) 850-7637

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 23, 2014

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13 D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [  ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment continuing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 30255C 102

   1.  Names of Reporting Persons.

       Roger F. Miguel

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   2.  Check the Appropriate Box if a member of a Group

          (a)

          (b)X

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   3.   SEC USE ONLY

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   4.   Source of Funds

        PF

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   5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

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   6.   Citizenship or Place of Organization

        Canada

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Number of     |  7.  Sole Voting Power  114,960,062

Shares        |  8.  Shared Voting Power

Beneficially  |  9.  Sole Dispositive Power

Owned by Each | 10.  Shared Dispositive Power

Reporting     |

Person With   |

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  11.  Aggregate Amount Beneficially Owned by Each Reporting Person

       114,960,062

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  12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

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  13.  Percent of Class Represented by Amount in Row (11)

       10.79%

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  14.  Type of Reporting Person

       IN

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CUSIP No. 30255C 102

ITEM 1. SECURITY AND ISSUER.

  This Schedule 13D relates to the common stock, par value $0.001 of FONU2 Inc., a Nevada corporation.  The principal office of the Issuer is located at 331 East Commercial Blvd., Ft. Lauderdale, FL 33334.

ITEM 2. IDENTITY AND BACKGROUND.

  This statement is filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, by Roger Miguel.  Mr. Miguel is a natural person, and his principal occupation is the chief executive officer of FONU2 Inc., which has a business address of 331 East Commercial Blvd., Ft. Lauderdale, FL 33334.

  Mr. Miguel has not, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

  Mr. Miguel is a citizen of Canada.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  On December 3, 2014, Mr. Miguel received 200,000 common shares from FONU2 Inc. as a quarterly stock bonus for services provided.  These shares had a market value of $40 based on the market value of $0.0002 on December 3, 2014.

  On December 23, 2014, Mr. Miguel used personal funds of $10,000 to purchase 10,000,000 FONU2 Inc. shares from the open market.

  On December 24, 2014, Mr. Miguel used personal funds of $5,000 to purchase 50,000,000 FONU2 Inc. shares from the open market.

  On December 26, 2014, Mr. Miguel used personal funds of $5,000 to purchase 50,000,000 FONU2 Inc. shares from the open market.

ITEM 4.  PURPOSE OF TRANSACTION.

  (a)  Mr. Miguel is holding the shares of the Issuer for investment purposes but may transfer or sell the shares as necessary.

Mr. Miguel has no other present intent to take any action that would result in:

  (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any subsidiary thereof;

  (c) a sale or transfer of a material amount of assets of the Issuer or any subsidiary thereof;

  (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

  (e) any material change in the present capitalization or dividend policy of the Issuer;

  (f) any other material change in the Issuer’s business or corporate structure;

  (g) changes in the Issuer’s charter, bylaws, or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Issuer by any person;

  (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on NASDAQ;

  (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

  (j) any action similar to any of those enumerated above.

  Notwithstanding the foregoing, Mr. Miguel will continue to review his investment in the Issuer and reserves the right to change his intentions with respect to any or all of such matters.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

  (a)  Mr. Miguel beneficially owns 114,960,062 shares of the Issuer’s common stock, representing 10.79% of the class.

  (b) Mr. Miguel has the sole power to vote and dispose of all shares of the Issuer’s common stock held by him.

  (c) No other transactions were effected in the Issuer’s common stock during the last sixty days.

  (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares beneficially owned by Mr. Miguel.

  (e) Mr. Miguel is now the beneficial owner of more than five percent of the outstanding common stock of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

  None

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

  Not Applicable

SIGNATURES

After reasonable inquiry and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 31, 2014

/s/Roger F. Miguel

Roger F. Miguel